Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Renewables, Inc.
3663 REGIONAL PKWY
SANTA ROSA, CA 95403
renewables.com

Up to $1,235,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Renewables, Inc.
Address: 3663 REGIONAL PKWY, SANTA ROSA, CA 95403
State of Incorporation: CA
Date Incorporated: July 11, 2025

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

<u>Loyalty Bonus:</u>

Prior investors in companies founded by Steve Heckeroth qualify for 5% bonus shares.

<u>Time Based Perks</u>

Early Bird 1: Invest $1,000+ within Days 1 - 14 and receive 10% bonus shares and a Renewables t-shirt

Early Bird 2: Invest $5,000+ within Days 1 - 14 and receive 15% bonus shares and a Renewables t-shirt

Early Bird 3: Invest $10,000+ within Days 1 -14 and receive 17% bonus shares

and a Renewables t-shirt

Early Bird 4: Invest $25,000+ within Days 1 - 14 and receive 20% bonus shares and a Renewables t-shirt

Flash Perk 1: Invest $1,000+ within Days 35 - 45 and receive 5% bonus shares and a Renewables t-shirt

Flash Perk 2: Invest $5,000+ within Days 35 - 45 and receive 10% bonus shares and a Renewables t-shirt

Flash Perk 3 Invest $10,000+ within Days 35 - 45 and receive 12% bonus shares and a Renewables t-shirt

Flash Perk 4: Invest $25,000+ within Days 35 - 45 and receive 15% bonus and a Renewables t-shirt

Flash Perk 5: Invest $1,000+ within Days 65 - 75 and receive 5% bonus and a Renewables t-shirt

Flash Perk 6: Invest $5,000+ within Days 65 - 75 and receive 10% bonus and a Renewables t-shirt

Flash Perk 7: Invest $10,000+ within Days 65 - 75 and receive 12% bonus and a Renewables t-shirt

Flash Perk 8: Invest $25,000+ within Days 65 - 75 and receive 15% bonus and a Renewables t-shirt

<u>Amount-Based Perks</u>

Tier 1 Perk: Invest $1000+ and receive a Renewables T-shirt

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares and a Renewables t-shirt

Tier 3 Perk: Invest $10,000+ and receive 7% bonus shares and a Renewables t-shirt

Tier 4 Perk: Invest $25,000+ and receive 10% bonus shares and a Renewables t-shirt

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Renewables, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Renewables is dedicated to developing the e2T, an affordable, solar-electric mini tractor designed to address the challenges faced by small farms. Our mission is to enhance productivity, profitability, and sustainability in agriculture by providing an automation ready, remote control, zero-emission, low-maintenance solution that operates quietly and efficiently without physical stress and has compatibility with implements from legacy machines. Targeting small to medium-sized farms and landscape operations, our business model revolves around direct sales and partnerships with agricultural distributors and municipalities. The e2T is particularly appealing due to its ability to be charged from on-site solar installations providing energy independence and reducing operational costs. Investors may find opportunity in the growing market for sustainable equipment solutions, our unique offering that prioritizes soil and operator health and our planned expansion of production facilities to meet increasing demand in the $4B light equipment market.

Competitors and Industry

Industry: The agricultural and landscape equipment markets are experiencing significant growth, driven by the increasing adoption of sustainable practices like regenerative agriculture and emission reduction targets.The demand for low-emission and efficient equipment is rising as farmers and municipalities seek to mitigate the impacts of climate change. With a greater emphasis on sustainability and productivity, the market is expected to expand as equipment operators look for alternatives to traditional diesel-powered machines.

Competitors: Major competitors include: Tilmor, BCS, and Gillaro. These companies offer small gas or diesel walk-behind tractors that are noisy, polluting and physically stressful to operate. There are also a few electric options like Farm Ng and HandE but they are much more expensive and do not accept existing implements. Renewables differentiates itself through the e2T's affordability, low-maintenance design, and versatility, making it a compelling choice for farmers and municipalities concerned about rising cost of fuel and maintenance.

Current Stage and Roadmap

Current Stage: Renewables is in the prototype phase. We developed and tested the Gen1 e2T prototypes last year. We incorporated what we learned from Gen 1 into the Gen 2 prototypes that we are testing this year. We are now designing and gathering components for the production model. The company has successfully self-funded its operations so far, but going into production will require outside investment so we are now initiating a crowdfunding campaign to transition from prototypes to full-scale production.

Future Roadmap: In the short term, we aim to finalize our production model and finish local testing, with plans to produce 10 units by the end 2025. Medium-term goals include scaling production to 300 units in 2026, followed by 400 units in 2027, while also expanding research and development efforts (please note these timelines are subject to change based on meeting fundraising goals). Looking ahead, we plan to establish production facilities in multiple regions, including potential expansions into Central and South America to further increase manufacturing capacity. The units are compact and have relatively few components so assembly can be done wherever there is a demand.

Forward Looking Information: Please note the above includes forward looking projections and the production timeline and number of units are subject to change based on fundraising, production, and business changes.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Stephen Heckeroth

Stephen Heckeroth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, Director and Principal Accounting Officer
  Dates of Service: July, 2024 - Present
  Responsibilities: Strategic Leadership, Decision-Making, Operational Management, Stakeholder Management and Public Representation. Salary: Currently the CEO does not take a salary. The CEO is planning to draw a small salary of $100k/year when funding is available.

Other business experience in the past three years:

- Employer: Solectrac
  Title: Founder, Chief Innovation Officer
  Dates of Service: June, 2021 - September, 2023
  Responsibilities: Advisor

Name: Salwa Ibrahim

Salwa Ibrahim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: June, 2025 - Present
  Responsibilities: As COO of Renewables, I'm responsible for operational planning, resource allocation, and ensuring timely execution of company milestones. Salary: $48,000 a year; entitled to performance-based stock bonus.

Other business experience in the past three years:

- Employer: MKSI Investments
  Title: Founder, Managing Member
  Dates of Service: March, 2021 - March, 2024

Responsibilities: Oversee acquisitions, financing, and management of residential and commercial real estate investments; direct portfolio strategy, property rehabilitation, and rental operations across multiple states.

Other business experience in the past three years:

- Employer: Cookies International
  Title: Investor
  Dates of Service: January, 2021 - Present
  Responsibilities: Passive investor in a global cannabis brand; provide capital support and strategic industry insight.

Name: Jose Etcheverry

Jose Etcheverry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Sustainability Officer
  Dates of Service: November, 2024 - Present
  Responsibilities: I ensure that our Company implements the most advanced sustainability concepts to ensure profitability and corporate responsibility Salary: Entitled to performance-based stock bonus.

Other business experience in the past three years:

- Employer: Board of Governors York University
  Title: Elected Member of the Board of Governors of York University
  Dates of Service: September, 2019 - September, 2024
  Responsibilities: At the Board of York University I was a Board Member on the board's Finance and Property Management Committees

Other business experience in the past three years:

- Employer: Windfall Ecology Centre (WEC)
  Title: Elected Member of the Board of Governors of York University
  Dates of Service: September, 2019 - September, 2024
  Responsibilities: At the Board of York University I was a Board Member on the board's Finance and Property Management Committees

Name: Ragnvald Bernt III (Arby)

Ragnvald Bernt III (Arby)'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Product Development
  Dates of Service: July, 2024 - Present
  Responsibilities: Provide technological support for product development Salary: $104,000 a year and entitled to performance-based stock bonus.

Other business experience in the past three years:

- Employer: Solectrac, Inc.
  Title: Director of R&D
  Dates of Service: July, 2021 - June, 2024
  Responsibilities: Oversee development and manufacturing of electric tractors and associated systems.

Name: Christiane Heckeroth

Christiane Heckeroth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Secretary, Marketing and Communications
  Dates of Service: July, 2024 - Present

Responsibilities: Advisor Salary: Entitled to performance-based stock bonus.

Other business experience in the past three years:

- Employer: Kaiser Permanente
  Title: Sr. Physical Therapist
  Dates of Service: January, 2016 - Present
  Responsibilities: Clinician

Other business experience in the past three years:

- Employer: Solectrac
  Title: Director of Communications
  Dates of Service: June, 2021 - September, 2023
  Responsibilities: Marketing/Communications

Name: Jeanne Trombly

Jeanne Trombly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: February, 2025 - Present
  Responsibilities: I am supportive of the mission and excited by the product. Happy to be involved as an advisor.
  Salary: Entitled to performance-based stock bonus.

Other business experience in the past three years:

- Employer: Self employed
  Title: Founder
  Dates of Service: August, 2008 - Present
  Responsibilities: Real estate investor

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be

exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of

your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies is a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. The Company has been testing prototypes for over a year and is now prepared to begin production as soon as sufficient funds are available. However, there is no guarantee that these products will become commercially viable or reach the market as operational products. It is also possible that the Company may determine that changes to its business model or other strategic factors make further product development impractical or not in the best interest of the Company and its stockholders. As a result, investors should be aware that delays, cost overruns, or strategic pivots could prevent the release of the products and negatively affect the Company's prospects and the value of an investment in the Company.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information

that later investors have.
Once we meet our target minimum amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Renewables, Inc. was formed on 06/20/2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Renewables, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer does not currently receive a salary for his role with the Company

Stephen Heckeroth, the Founder, Chief Executive Officer, and majority owner of the Company, does not currently receive a salary for his work. The Company intends to begin compensating Mr. Heckeroth once sufficient funding becomes available. While Mr. Heckeroth's long-term commitment and substantial ownership align his interests with those of investors, there remains a level of risk associated with investing in a company whose day-to-day operations are led by an individual who does not presently receive compensation. At this time, Mr. Heckeroth supports himself using funds from a prior exit. Although this provides him with the ability to continue contributing to the Company, it does not provide the same ongoing monetary incentive that a regular salary would. If Mr. Heckeroth's personal financial resources change or become insufficient, it could impact the amount of time and focus he is able to devote to the Company. Investors should consider the potential impact that delayed compensation or changes in his financial circumstances may have on the Company's operations and future prospects.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Stephen and Christiane Heckeroth	6,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 7,000,000 outstanding.

Voting Rights

One vote per share, shares in this offering include a voting proxy see below.

Material Rights

Dividend Rights Holders of Common Stock may be entitled to receive dividends on a pro rata basis as and when declared by the Board of Directors, subject to any preferences that may be provided to holders of preferred stock that may be authorized and issued in the future. In the event of a liquidation or winding up of the Company, holders of Common Stock will share ratably in the assets of the Company available for distribution to shareholders, subject to any preferences that may be provided to holders of preferred stock that may be authorized and issued in the future.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 500,000 shares reserved for issuance under the Company's 2025 Equity Incentive Plan, none of which shares have been issued to date.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,500,000
  Use of proceeds: Founder Issuance
  Date: July 11, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have been in operation for about a year and a half. We have about a six month runway of operating capital left.

Foreseeable major expenses based on projections:

Staff, Tooling and facilities to ramp up production

Future operational challenges:

Increased need for staff to meet the needs of ramped up production and sales marketing. The company currently has 5 fulltime employees and 3 contractors.

Future challenges related to capital resources:

Market instability may contribute to potential increased cost of capital. However, we do not expect to need large amounts of capital for year 1 and 2 of production until we expand into a larger facility. The challenge is hiring more employees to do assembly, engineering limitations to create a finished product and marketing costs.

Future milestones and events:

Our current facilities are capable of producing 400 units per year. Our milestones are to produce and sell 300 units in year 1 and 400 units in year 2 of production. We anticipate that by the end of the second year of production we will exceed that capacity. With that success rate we anticipate we will be able to expand to the Central Valley and lease a larger facility in an area that would support the product. Milestones for year 3 would include expansion of facilities on the West Coast and

Canada.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 12, 2025, the Company's capital resources consist solely of funds made available by its founder and Chief Executive Officer, Steve Heckeroth. Mr. Heckeroth has indicated that $400,000 is available to the Company on an as-needed basis through capital contributions; however,If these funds are not sufficienthe Company will r seeki a line of credit during or following this offering, but no such financing has yet been secured, and there is no assurance that the Company will be able to obtain one on favorable terms, or at all. Accordingly, the Company's ability to fund operations, begin production, or achieve its business objectives is dependent on the CEO's discretionary financial support and the proceeds of this offering. Limited access to capital may materially restrict the Company's operational flexibility, delay product development or production, and increase the financial risks to investors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the transition from prototype development to initial production of the e2T tractor, including procurement of components, assembly, and initial marketing and distribution efforts. While the Company has been self-funded to date through founder contributions, the capital raised in this Regulation Crowdfunding campaign is necessary to scale operations and bring the e2T into commercial production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 20-50% will be made up of funds raised from this Regulation Crowdfunding campaign if it reaches its maximum funding goal. While we may pursue additional sources of capital in the future, these funds are essential to launching production and generating initial revenues.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $20,000, we would have to rely on the founders' cash on hand. $20,000 would pay for partial monthly expenses of $50,000 to $60,000, primarily covering engineering, prototype refinement, and general administrative expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding amount of $1,235,000, we anticipate the Company will be able to operate for approximately 18–24 months. This is based on a projected monthly burn rate of roughly $50,000–$60,000, covering production setup, component procurement, assembly labor, research and development, marketing, and general working capital. This funding level would support the build and delivery of the first 40 tractors, expansion of the team, and preparation for scaling production in subsequent years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is exploring additional future sources of capital, including potential follow-on equity financing rounds, strategic partnerships, and government or agricultural grants to support sustainable equipment development. We anticipate pursuing additional capital raises to expand production capacity and scale sales. The Company has not established any lines of credit to date, and no required capital contributions are currently in place.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $7,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants, or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Staffing and operational expenses
  92.5%
  Pay rent, engineering and other staff

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Staff
  55.0%
  Hiring engineers, marketing and sale, administration, consultants, legal, automation teams, assembly technicians, R&D

- Office, Tools and ShopEquipment
  37.5%
  Computers, tooling equipment, fabrication and assembly equipment

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at renewables.com (renewables.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/renewables

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Renewables, Inc.

[See attached]

RENEWABLES

ELECTRIFY FARMING

Renewables, Inc.
(the “Company”)
a California Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception Period Ended December 31, 2024

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Renewables, Inc. Management

We have reviewed the accompanying financial statements of Renewables Inc. (the Company) which comprise the balance sheet as of inception - December 31, 2024 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
October 27, 2025

RENEWABLES, INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024
ASSETS		
Current Asset:		
Cash and Cash Equivalents	$	4,076
Total Current Asset		4,076
Non-Current Assets:		
Right of Use Asset	$	150,285
Fixed Asset, net		4,842
Total Non-Current Assets		155,127
TOTAL ASSETS	$	159,203
LIABILITIES AND EQUITY		
Current Liabilities:		
Accrued Expenses	$	9,439
Operating Lease Liability-ST		103,862
Total Current Liabilities	$	113,301
Non-current Liability:		
Operating Lease Liability-LT		46,423
Total Non-current Liability		46,423
TOTAL LIABILITIES	$	159,724
EQUITY		
Common Stock	$	209,474
Accumulated Deficit		(209,995)
TOTAL EQUITY	$	(521)
TOTAL LIABILITIES AND EQUITY	$	159,203

See Accompanying Notes to these Unaudited Financial Statements

RENEWABLES, INC.
STATEMENT OF OPERATIONS

PERIOD ENDED DECEMBER 31,		2024
Revenues		
Sales	$	-
Cost of Goods Sold		-
Gross Profit	$	-
Operating Expenses		
Advertising and Marketing	$	25,223
Payroll Expenses		14,872
General and Administrative		35,566
Operating Lease Expense		66,075
Research and Development		67,484
Depreciation Expense		58
Total Operating Expenses		**209,278**
Total Loss from Operations	$	**(209,278)**
Other Income (Expense)		
Interest Expense	$	(717)
Total Other Income (Expense)		**(717)**
Net Income (Loss)	**$**	**(209,995)**

See Accompanying Notes to these Unaudited Financial Statements

RENEWABLES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	(Deficit)	Equity
Beginning balance at 7/11/24	-	-	-	-
Issuance of Common Stock	20,000	209,474	-	209,474
Net income (loss)	-	-	(209,995)	(209,995)
Ending balance at 12/31/24	20,000	209,474	(209,995)	(521)

See Accompanying Notes to these Unaudited Financial Statements

RENEWABLES, INC.
STATEMENT OF CASH FLOWS

PERIOD ENDED DECEMBER 31,		**2024**
OPERATING ACTIVITIES		
Net Loss	$	(209,995)
Adjustments to reconcile Net Loss to Net Cash used in operations:		
Depreciation Expense		58
Increase in Accrued Expense		9,439
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		9,497
Net Cash used in Operating Activities	$	(200,498)
INVESTING ACTIVITIES		
Purchase of Fixed Assets	$	(4,900)
Net Cash used in Investing Activities	$	(4,900)
FINANCING ACTIVITIES		
Issuance of Common Stock		209,474
Net Cash provided by Financing Activities	$	209,474
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	4,076
Cash at end of period	$	4,076

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	-
Income taxes	-

Supplemental Disclosures of NonCash Investing and Financing Activities

ROU asset of $196,823 recognized during the year through operating lease arrangement

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Renewables, Inc. (the "Company") was incorporated on July 11, 2024, in the State of California. The Company was formed to design, develop, and manufacture the electric 2-wheel tractor (e2T), a solar-electric, zero-emission, low-maintenance mini tractor intended for small-scale farms.

The Company's business model focuses on providing sustainable and affordable farming solutions through clean energy technology. Initial operations are based in California, with plans to expand across North America and eventually into global markets. The Company is currently in its pre-revenue stage, primarily engaged in product development, prototype design, and capital-raising activities.

In 2025, the Company plans to launch a Regulation Crowdfunding (Reg CF) campaign to raise capital to complete the development and commercialization of the e2T product line, establish early production capabilities, and support marketing and operational expansion.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $4,076 in cash as of December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2024
Equipment	7	4,900
Less Accumulated Depreciation		(58)
Totals		**4,842**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is currently pre-revenue and has not yet entered into any customer contracts. The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Upon commencement of operations, the Company expects to generate revenues from the sale of electric 2-wheel tractors (e2T) and related accessories or components. The Company's payments are anticipated to be received upon delivery or in accordance with the terms of customer agreements. The Company's primary performance obligation will be to deliver the e2T product to customers in accordance with agreed-upon specifications and terms of sale.

Advertising and Marketing Expense

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of contractor fees, professional services, office expenses, rent, utilities, and other miscellaneous operating costs incurred to support the Company's day-to-day business operations and corporate functions.

Research and Development Expense

Research and development costs were expensed as incurred. These costs primarily relate to design and testing activities for the Company's e2T project. As the project remained in the research phase and had not yet reached technological feasibility, no amounts were capitalized.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2024, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024
Net Operating Loss Carryforwards	-
Accrued Expenses	-
Depreciation (difference in methods/timing)	(881)
Other Temporary Differences	2,817
Gross Deferred Tax Asset	**1,936**
Less: Valuation Allowance	(1,936)
Net Deferred Tax Asset (Liability)	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As the Company was incorporated and commenced operations during 2024, it is in its first year of operations and therefore has no net operating loss (NOL) carryforwards from prior periods, as this will be the first tax year filed.

Components of Income Tax Expense (Benefit)

The components of the Company's income tax provision for the year ended December 31, 2024, are summarized as follows:

Component	**2024**
Current tax expense	-
Deferred tax expense (benefit)	1,936
Valuation Allowance	(1,936)
Net Deferred Tax Asset (Liability)	-

Income Taxes Paid

During 2024, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024	
	Amount ($)	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(21,486)	21.00%
State taxes, net of federal benefit	(9,044)	8.84%
Permanent differences	(10,751)	10.51%
Change in Valuation Allowance	-	-
Other	-	-
Total Income Tax Expense (benefit)	**(41,281)**	**40.35%**

Explanation of Significant Reconciling Items:

The difference between the U.S. federal statutory income tax rate and the Company's effective income tax rate for the year ended December 31, 2024, primarily relates to the impact of state income taxes, permanent nondeductible expenses, and the valuation allowance recorded against deferred tax assets.

As the Company incurred a pretax loss during the year and does not yet have sufficient evidence of future taxable income, no deferred tax benefit has been recognized, and a full valuation allowance has been maintained.

Unrecognized Tax Benefits:

The Company had no material uncertain tax positions as of December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transaction requires disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into an operating lease for a warehouse and building in June 2024 with a two-year term and monthly payments of $9,439. Further details of the lease are as follows:

	2024
Lease expense	
Operating lease expense	66,075
Total	66,075
Other Information	
Operating cash flows from operating leases	56,636
ROU assets obtained in exchange for new operating lease liabilities	196,823
Weighted-average remaining lease term in years for operating leases in years	1.4
Weighted-average discount rate for operating leases	10%
Maturity Analysis	Operating
2025-12	113,272
2026-12	47,197
2027-12	-
Thereafter	-
Total undiscounted cash flows	160,468
Less: present value discount	(10,183)
Total lease liabilities	150,285

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any other outstanding debts, such as notes payable, long-term borrowings, or obligations to financial institutions for the reporting period. As of December 31, 2024, the Company's liabilities include accrued expenses and the operating lease obligations, which are detailed in Note 4.

NOTE 6 – EQUITY

As of December 31, 2024, the Company was authorized to issue 20,000 shares of no-par-value common stock, all of which were issued and outstanding.

Each share of common stock entitles the holder to one vote on all matters submitted to shareholders. The common stock carries no preemptive, conversion, or redemption rights.

Dividends, if declared by the Board of Directors, would be paid proportionately to all holders of common stock. No dividends have been declared or paid since the Company's inception.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 27, 2025, the date these financial statements were available to be issued.

On June 26, 2025, the Company filed an Amendment to its Articles of Incorporation with the California Secretary of State to increase its authorized capital stock to 10,000,000 shares of common stock with a par value of $0.0001 per share. Simultaneously with the effectiveness of this amendment, the Company effected a 350-for-1 stock split, whereby each share of common stock issued and outstanding immediately prior to the amendment was converted into 350 fully paid and nonassessable shares of common stock.

In October 2025, the Company received a loan of $26,000 from Arby Bernt, a manager of the Company.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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The Tractor Reimagined: Electric, Scalable and AI ready

As pioneers of solar-electric farming equipment, Renewables is redefining the tractor industry with the e2T—a quiet, affordable, automation-ready machine built for remote control and coordinated swarm operation. Designed to empower farmers, land stewards, and municipalities alike, the e2T tackles some of agriculture's biggest challenges—labor shortages, rising costs, and fossil fuel dependence—by delivering innovative, clean power to every acre.

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*Image is of our prototype model, the product is not currently available on the market yet.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.00 Per Share

MIN INVEST $500

VALUATION $7M

REASONS TO INVEST

The e2T* has been called a game changer by the Community Alliance with Family Farmers (CAFF). Renewables bridges the gap between expensive, heavy, polluting diesel tractors and the hard labor of working with hand tools with a remote control, solar-electric 2-wheel tractor (e2T) designed for affordability, accessibility and scale. Its low cost makes it practical to own multiple units, enabling swarm fleets that cut labor time, increase efficiency, and bring automation to farms and land managers of all sizes.

Positioned in a combined $400B+ market: Renewables is tapping into,a fast-growing sectors including agriculture, landscaping, municipal fleets, fire prevention, and solar operations. The global agricultural machinery market alone exceeds $200B , while landscaping and mowing add another $170B , and municipal fleets spend $10B+ annually . With over 400 million smallholder farms worldwide, the e2T is strategically positioned to capture market share across multiple industries

Proven Team & Execution to Scalable, High-Quality Production Our leadership brings decades of experience developing electric farming and land management equipment, growing and scaling companies, and building a tech-forward team. With successful prototypes, extensive on-farm trials, clear market demand, and distributor interest, we've proven our ability to design, validate, and deliver breakthrough equipment. The Renewables team has developed a simple modular design and a staged capacity ramp to scale efficiently. Direct control of production shortens the feedback loop from pilot fields to the factory line, ensuring rapid iteration and consistent quality.

*Please note the e2T is currently in development and in the prototype stage and not yet available on the market.

TEAM



Stephen Heckeroth • Founder, CEO, Director and Principal Accounting Officer

Steve is a lifelong innovator in solar-electric design with over three decades of experience building clean energy tools for land and labor. He previously founded Solectrac, an electric tractor company, and his work has been featured in Solar Today, Mother Earth News and Harrowsmith Country Life. With Renewables Inc., Steve is building on that legacy—bringing practical, affordable, and scalable climate solutions to the people who need them most.

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Jose Etcheverry • Chief Sustainability Officer

Dr. Jose Etcheverry is focused on strategies to develop regenerative agriculture, electric mobility solutions and all renewable energy sources to their full potential and in finding new ways to finance and expand solutions to the climate emergency and energy problems. Prior to working at York, Jose held positions at the David Suzuki Foundation and the climate change team of the Global Environment Facility in Washington DC.

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Jeanne Trombly • Board Member

I have a 20+ year history supporting renewable energy and met Steve Heckeroth when I was on the board of Solar Living Institute. After many years working in the nonprofit and for profit sectors involving clean tech, I am adept at helping companies get off the ground.

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Salwa Ibrahim • Chief Operating Officer

With over a decade of experience leading complex projects, scaling operations, and driving policy innovation, she brings a proven record of operational leadership across multiple industries. She began her career on the $80M renovation of the Oakland Fox Theater before transitioning into cannabis, where she supported Richard Lee on Proposition 19 and later founded Blum, a vertically integrated dispensary generating $14M annually and completing the first plant-touching IPO with the SEC. She co-founded Highland Events, amending Proposition 64 to allow cannabis sales at mainstream events and becoming the first company in the U.S. to sell cannabis at a concert. Her expertise spans cultivation, manufacturing, distribution, and retail—managing 1,200 indoor lights, 7 acres of greenhouse, and five California retail outlets—giving her a 360-degree view of operations, compliance, and growth.

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Ragnvald Bernt III (Arby) • Director of Product Development

Engineer and technology leader with 20+ years in renewable energy, EVs, advanced R&D and overseas manufacturing. Former Director of R&D at Solectrac, specialist in battery, power and motor systems, and developer of electric/hybrid vehicle innovations supporting sustainable mobility.

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Christiane Heckeroth • Board Secretary, Marketing and Communications

Dr. Christiane Heckeroth, PT, DPT, is co-owner and advisor for Renewables Inc. As a clinician, she is committed to creating a healthier future by increasing awareness of zero-emission technologies and regenerative farm and land management practices. Prior to joining Renewables Inc, Heckeroth spent more than 20 years in the field of environmental sustainability, managing publicity and communications for a solar design firm, authoring articles and editorials and working with community organizations.

A practicing clinician, Heckeroth earned her doctorate in physical therapy with honors from California State University Sacramento.

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The Pitch

The e2T plans to replace multiple costly machines with one sustainable platform. Using legacy implements it will be able to prep beds, seed, weed, mow, harvest, and haul. The e2T is designed to work alone or in swarms, enabling projects of all sizes to be completed faster, more efficiently, and at a fraction of today's cost. With future AI integration, farmers and land managers can simplify operations, improve soil and crop health, and unlock new levels of profitability. From smallholders to municipalities, the e2T empowers users of every size to thrive sustainably, ushering in a new era of clean, intelligent, and resilient land management.



**Image is of our prototype model, the product is not currently available on the market yet.*

THE PROBLEM & OUR SOLUTION

The Problem

Farming and land management are at a breaking point. Rising equipment costs, labor shortages, and dependence on fossil fuels are squeezing margins for farmers and municipalities alike. Traditional tractors are expensive, noisy, polluting, and not designed for the precision or efficiency modern agriculture demands.

Our Solution

Renewables is addressing this challenge with the e2T—a quiet, affordable, solar-electric, remote-controlled, and automation-ready tractor built for versatility and scale. Designed to operate solo or in swarms, we hope the e2T will lower costs, eliminates emissions, and brings advanced technology like AI integration to farmers and land managers of all sizes. By combining clean power with intelligent design, we believe we're opening the door to profitable, sustainable, and future-ready land management worldwide.

THE MARKET & OUR TRACTION

The Market

Agriculture and land management represent multi-billion-dollar opportunities ripe for disruption. From a $200B global ag machinery market to $170B landscaping, $10B+ municipal fleets, and emerging $13B solar O&M, the need for affordable, zero-emission equipment is accelerating worldwide. The e2T is uniquely positioned to capture this demand—bringing automation and clean power to markets traditionally locked into diesel.

Our Traction

Our traction speaks for itself: 200+ inquiries resulting from our social media engagement , confirmed pre-orders before launch, distributor and dealer interest, and successful farm testing . With unsolicited investor interest already on the table, we are entering production with both proven demand and clear pathways to scale across farming, municipalities, and beyond.


Market Opportunities by Sector
Market Size (Billions USD)
200B
176B
10B
5B
13B
15B
Farming
Landscaping & Mowing
Municipal Fleets
Fire Prevention & Land Mgmt
Solar O&M
Construction/Utility

Source 1, Source 2, Source 3, Source 4

Why Invest

- **First to Market Advantage:** We believe the e2T will be among one of the first affordable, solar-electric, remote-controlled, automation-ready tractors built for farmers and land managers of all sizes one it is available on the market—giving Renewables a powerful presence in a sector overdue for disruption. By working with legacy implements, the e2T hopes to replace multiple costly machines with one sustainable platform capable of bed prep, seeding, weeding, mowing, harvesting, and hauling.
- **Unique Opportunity:** Few companies bring a brand-new, AI-ready agricultural machine from prototype to production. We believe we are offering investors a platform poised to transform multiple industries—farming, landscaping, municipalities, and more.
- **Founder-Aligned Leadership:** Our leadership team brings decades of combined experience in developing electric equipment, scaling companies, and driving innovation. Members of the team have previously built and exited companies, and they remain personally invested in Renewables' success and committed to long-term growth.
- **Strong Market Pull:** Renewables has received more than 200 inbound inquiries following prototype demonstrations, along with pre-orders*, distributor interest, and unsolicited outreach from investors. These early signals suggest meaningful interest across the $200B+ agricultural machinery market and other adjacent multi-billion-dollar sectors.
- **Scalable Business Model:** The e2T is being developed for potential use in fleets and swarm operations. Its modular design and planned contract manufacturing approach are intended to allow for scalable production as demand grows, while potentially reducing upfront capital needs compared to traditional manufacturing models.
- **Path to Production:** With low operating costs, high versatility, and broad applications, we believe the e2T is well-positioned to support Renewables' long-term growth. The company is preparing to launch its production model once funding is received*, marking a pivotal stage in our journey that early investors can participate in through this offering.

**Pre-Order Disclosure: The Company has begun accepting refundable $100 deposits from interested customers to reserve the e2T product. These pre-orders are non-binding expressions of customer interest and do not represent executed sales or recognized revenue. Customers may cancel their pre-order and receive a full refund of the deposit at any time before shipment. Production and delivery of the e2T are subject to the Company's ability to complete development, begin manufacturing, and fulfill future orders. There is no assurance that all pre-orders will convert into completed sales.*

Seize the Opportunity to Farm the Future

Join us in transforming agriculture and land management with clean, intelligent, and profitable equipment. Your investment will help accelerate production, expands distribution, and ushers in a new era where solar power, autonomy, and AI redefine what's possible on the land. Join us in building the future of clean, electric equipment—invest today.



**Image is of our prototype model, the product is not currently available on the market yet.*

ABOUT

HEADQUARTERS
3663 REGIONAL PKWY
SANTA ROSA, CA 95403

WEBSITE
View Site

As pioneers of solar-electric farming equipment, Renewables is redefining the tractor industry with the e2T—a quiet, affordable, automation-ready machine built for remote control and coordinated swarm operation. Designed to empower farmers, land stewards, and municipalities alike, the e2T tackles some of agriculture's biggest challenges—labor shortages, rising costs, and fossil fuel dependence—by delivering innovative, clean power to every acre.

TERMS

Renewables

Overview

PRICE PER SHARE
$1

VALUATION
$7M

FUNDING GOAL
$10K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
10,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$159,203	$0
Cash & Cash Equivalents	$4,076	$0
Accounts Receivable	$0	$0
Short-Term Debt	$113,301	$0
Long-Term Debt	$46,423	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$209,995	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus:

Prior investors in companies founded by Steve Heckeroth qualify for 5% bonus shares.

Time Based Perks

Early Bird 1: Invest $1,000+ within Days 1 - 14 and receive 10% bonus shares and a Renewables t-shirt

Early Bird 2: Invest $5,000+ within Days 1 - 14 and receive 15% bonus shares and a Renewables t-shirt

Early Bird 3: Invest $10,000+ within Days 1 -14 and receive 17% bonus shares

and a Renewables t-shirt

Early Bird 4: Invest $25,000+ within Days 1 - 14 and receive 20% bonus shares and a Renewables t-shirt

Flash Perk 1: Invest $1,000+ within Days 35 - 45 and receive 5% bonus shares and a Renewables t-shirt

Flash Perk 2: Invest $5,000+ within Days 35 - 45 and receive 10% bonus shares and a Renewables t-shirt

Flash Perk 3 Invest $10,000+ within Days 35 - 45 and receive 12% bonus shares and a Renewables t-shirt

Flash Perk 4: Invest $25,000+ within Days 35 - 45 and receive 15% bonus and a Renewables t-shirt

Flash Perk 5: Invest $1,000+ within Days 65 - 75 and receive 5% bonus and a Renewables t-shirt

Flash Perk 6: Invest $5,000+ within Days 65 - 75 and receive 10% bonus and a Renewables t-shirt

Flash Perk 7: Invest $10,000+ within Days 65 - 75 and receive 12% bonus and a Renewables t-shirt

Flash Perk 8: Invest $25,000+ within Days 65 - 75 and receive 15% bonus and a Renewables t-shirt

Amount-Based Perks

Tier 1 Perk: Invest $1000+ and receive a Renewables T-shirt

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares and a Renewables t-shirt

Tier 3 Perk: Invest $10,000+ and receive 7% bonus shares and a Renewables t-shirt

Tier 4 Perk: Invest $25,000+ and receive 10% bonus shares and a Renewables t-shirt

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Renewables, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

1. Hook (0–20 sec):

Track1

Narrator Option 1: Working with heavy, loud and often expensive diesel and gas

machinery is hard on bodies, wallets and the environment. For so long farmers and land

managers have had no other option, until now.

Enter Steve and e2T: "Meet the e2T, the remote control electric two-wheel tractor"

Track 5

Narrator Option 3: Renewables is a Northern California based electric equipment

Steve says in the prefilmed clip: "hi I'm Steve the founder of Renewables. There is a lack of

zero-emission versatile, and affordable eclectic small tractors so we created the e2t: The first

remote control, electric two-wheel tractor"

2. Team- Who?Where?

Track 6

Narrator continues: With decades of experience in engineering, design, and solar

integration, The mission of renewables is to reinvent the tractor as an affordable

zero-emission automation-ready platform that enables farms and municipalities

of every size to thrive sustainably

Track 7

Narrator continues: The E2T can mow, prepare beds, plant, weed, haul, dig,

transplant, and harvest with zero turn—while running quietly on electric power from solar or grid charging. The 5kwh internal battery provides many hours of operation.

An exchangeable 14kwh external battery provides continuous operation.

The e2T was even recognized with an Innovation Achievement Award, with judges

calling it ‘a game-changer for small-scale farms’

Early market feedback has been strong, with growing demand from farmers and

industry interest.

Farmer says: "I've just been using the e2T out here and it's really easy to work with a lot less strain on the body. Almost no strain on the body.""

-Yagi Sister Farm, Reyna

Yagi

Farmer says: " its kind of a dream for the small farm" Winter sisters,

Farmer says: Last testimonial

4. Market Opportunity (40–60 sec): Why?

Track 8

Narrator continues: With over 2 million farms in the U.S. alone, the need for innovative

solutions is growing. But the e2T isn't just for farming—its remote-control, automation-ready design opens the door to over $400B+ in addressable markets, from landscaping and municipal fleets to fire prevention, to equestrian centers, solar installation and maintenance, construction, and emerging markets with millions of smallholder farms worldwide. Our Northern California facility is already producing and testing working models on local farms.

Track 9

Now Renewables is raising capital to scale production and bring automation to the e2T. This story starts on the farm, but doesn't end there. Join us in building the future of clean, electric equipment—invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G - Testing the Waters Materials

RENEWABLES
ELECTRIFY FARMING


COUNTDOWN TO A GREENER INVESTMENT

Hello,

Thanks for being among the first to join the Renewables, Inc. community. We're thrilled to introduce you to our new venture: building the next generation of clean, solar-electric equipment, starting with the **e2T**. Our flagship product is a compact, two-wheel tractor designed for simplicity, scale, and global impact.

We'll be launching our crowdfunding campaign soon, where supporters will have the opportunity to participate in our next phase of growth. If you'd like to be notified when the launch goes live, you can sign up for early access here: https://renewables.com/

Why the e2T matters:

- **Efficient & Affordable:** Electric motors provide instant torque, $7,500 base price, low operating costs, minimal maintenance.
- **Versatile:** Works with walk-behind and pull-behind implements, also with optional ride on, transplant and harvest seats replacing multiple single-purpose machines.
- **Intuitive & User-Friendly:** Remote control, zero-turn capability, and compact dimensions for maneuverability in tight spaces.
- **Energy Independent:** Optional solar-charging canopy and swappable battery packs enable long run-times and on- or off-grid operation. It can function as a mobile power source for essential loads or for remote electric needs.

Why now: Agriculture is under pressure to decarbonize. Farmers are working to remain profitable, while municipalities and businesses face rising costs and stricter emissions standards. The e2T is designed as a practical, affordable, and scalable solution for this moment.

Our experience: Renewables builds on decades of clean-tech innovation led by our founder, Steve Heckeroth, who previously founded Solectrac, one of the earliest electric tractor companies.

We're grateful to have you with us at the start of this journey. More details are on the way soon!

Warm regards,
Steve Heckeroth
Founder & CEO, Renewables Inc.

About Us

Renewables Inc. is pioneering the electrification of agriculture through innovation and passion for protecting our planet.

Follow On

Pre-Launch: Email #1

Subject: Renewables Inc. Sneak Peek at Our Upcoming Launch

Dear [First Name],

Thanks for being among the first to join the Renewables, Inc. community. We're thrilled to introduce you to our new venture: building the next generation of clean, solar-electric equipment, starting with the **e2T**. Our flagship product is a compact, two-wheel tractor designed for simplicity, scale, and global impact.

We'll be launching our crowdfunding campaign soon, where supporters will have the opportunity to participate in our next phase of growth. If you'd like to be notified when the launch goes live, you can sign up for early access here: **INSERT LINK**

Why the e2T matters:

- **Efficient & Affordable:** Electric motors provide instant torque, $7,500 base price, low operating costs, minimal maintenance.
- **Versatile**: Works with walk-behind and pull-behind implements, also with optional ride on, transplant and harvest seats replacing multiple single-purpose machines.
- **Intuitive & User-Friendly**: Remote control, zero-turn capability, and compact dimensions for maneuverability in tight spaces.
- **Energy Independent**: Optional solar-charging canopy and swappable battery packs enable long run-times and on- or off-grid operation. It can function as a mobile power source for essential loads or to for remote electric needs.

Why now: Agriculture is under pressure to decarbonize. Farmers are working to remain profitable, while municipalities and businesses face rising costs and stricter emissions standards. The e2T is designed as a practical, affordable, and scalable solution for this moment.

Our experience: Renewables builds on decades of clean-tech innovation led by our founder, **Steve Heckeroth**, who previously founded Solectrac, one of the earliest electric tractor companies.

We're grateful to have you with us at the start of this journey. More details are on the way soon!

Warm regards,
Steve Heckeroth
Founder & CEO, Renewables Inc.

Required SEC Disclaimer (Reg CF "Testing the Waters"):

No money or other consideration is being solicited at this time, and if sent in response, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. Any indication of interest involves no obligation or commitment of any kind.

RENEWABLES
ELECTRIFY FARMING


COUNTDOWN TO A GREENER INVESTMENT

Hello,

You supported our work in the early days of Solectrac and helped to bring our electric tractors to the market. Now I'd like to introduce you to Renewables Inc., a new venture that's building the next generation of clean, solar-electric equipment. We're starting with the **e2T,** our flagship product: a compact, two-wheel tractor designed for simplicity, scale, and global impact.

We'll be publicly launching our crowdfunding campaign soon, where supporters will have the opportunity to participate in our next phase of growth. If you'd like to be notified when the launch goes live, you can sign up for early access here:https://renewables.com/

Why the e2T matters:

- **Efficient & Affordable:** Electric motors provide instant torque, $7,500 base price, low operating costs, minimal maintenance.
- **Versatile:** Works with walk-behind and pull-behind implements, also with optional ride on, transplant and harvest seats replacing multiple single-purpose machines.
- **Intuitive & User-Friendly:** Remote control, zero-turn capability, and compact dimensions for maneuverability in tight spaces.
- **Energy Independent:** Optional solar-charging canopy and swappable battery packs enable long run-times and on- or off-grid operation. It can function as a mobile power source for essential loads or for remote electric needs.

Why now: Agriculture is under pressure to decarbonize. Farmers are working to remain profitable, while municipalities and businesses face rising costs and stricter emissions standards. The e2T is designed as a practical, affordable, and scalable solution for this moment.

Our experience: Renewables builds on decades of clean-tech innovation led by our founder, **Steve Heckeroth**, who previously founded Solectrac, one of the earliest electric tractor companies.

Thank you for supporting us through all these chapters. We can't wait to show you what's next!

Warm regards,
Steve Heckeroth
Founder & CEO, Renewables Inc.

About Us

Renewables Inc. is pioneering the electrification of agriculture through innovation and passion for protecting our planet.

Follow On

Pre-Launch Email #1

Subject: Introducing Renewables Inc. – the Next Chapter in Electric Tractors

Hello [First Name],

You supported our work in the early days of Solectrac and helped to bring our electric tractors to the market. Now I'd like to introduce you to **Renewables Inc.**, a new venture that's building the next generation of clean, solar-electric equipment. We're starting with the **e2T**, our flagship product: a compact, two-wheel tractor designed for simplicity, scale, and global impact.

We'll be publicly launching our crowdfunding campaign soon, where supporters will have the opportunity to participate in our next phase of growth. If you'd like to be notified when the launch goes live, you can sign up for early access here: **INSERT LINK**

Why the e2T matters:

- **Efficient & Affordable:** Electric motors provide instant torque, $7,500 base price, low operating costs, minimal maintenance.
- **Versatile**: Works with walk-behind and pull-behind implements, also with optional ride on, transplant and harvest seats replacing multiple single-purpose machines.
- **Intuitive & User-Friendly**: Remote control, zero-turn capability, and compact dimensions for maneuverability in tight spaces.
- **Energy Independent**: Optional solar-charging canopy and swappable battery packs enable long run-times and on- or off-grid operation. It can function as a mobile power source for essential loads or for remote electric needs.

Why now: Agriculture is under pressure to decarbonize. Farmers are working to remain profitable, while municipalities and businesses face rising costs and stricter emissions standards. The e2T is designed as a practical, affordable, and scalable solution for this moment.

Our experience: Renewables builds on decades of clean-tech innovation led by our founder, **Steve Heckeroth**, who previously founded Solectrac, one of the earliest electric tractor companies.

Thank you for supporting us through all these chapters. We can't wait to show you what's next!

Warm regards,
Steve Heckeroth
Founder & CEO, Renewables Inc.

Required SEC Disclaimer (Reg CF "Testing the Waters"):
No money or other consideration is being solicited at this time, and if sent in response, it will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. Any indication of interest involves no obligation or commitment of any kind.


you're the first one
to hear about
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF
SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE
SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE
PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED
AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN
INDICATION OF INTEREST INVOLVES NO OBLIGATION OR
COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY
AN INDICATION OF INTEREST.